October 3, 2006

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Perry Hindin
Division of Corporation Finance

Re:	Danaos Corporation. (Registration No. 333-137459)

VIA EDGAR TRANSMISSION AND FACSIMILE

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Danaos Corporation (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form F-1 (Registration No. 333-137459), as amended, so that the Registration Statement may become effective at 2:00 p.m. (Washington, DC time) on October 5, 2006, or as soon as practicable thereafter.

In connection with this request, the Company acknowledges that:

•               should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•               the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for adequacy and accuracy of the disclosure in the filing; and

•               the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

DANAOS CORPORATION

By:	/s/ Iraklis Prokopakis
Name:	Mr. Iraklis Prokopakis
Title:	Vice President and COO

Danaos Corporation

14 Akti Kondyli

185 45 Piraeus

Greece